m-real



M-real Corporation Stock Exchange Announcement 15 October 2008

**Invitation to conference call and webcast presentation of M-real's financial results for January-September 2008 on 22 October 2008**

M-real's interim report for January-September 2008 will be published on **Wednesday, 22 October 2008 at 12:00 Finnish time, 10 a.m. U.K. time.** We are pleased to invite you to join M-real's international **conference call at 3:00 p.m. Finnish time, 1:00 p.m. U.K. time.**

Conference call participants are requested to call in a few minutes prior to the start of the conference call on the following numbers:

UK and Continental Europe: +44 20 7162 0025
US: +1 334 323 6201.

The financial results will be presented by **Mikko Helander**, CEO, and **Seppo Parvi**, CFO, Deputy to the CEO.

The conference call and the webcast can be followed live on M-real's website. The presentation material will be available under IR section at www.m-real.com/investors and at M-real's webcast centre http://qsb.webcast.fi/mreal/ before the start of the conference call. The webcast will also be archived on the website.

An instant reply facility is available until 29 October 2008:

Tel. +44 20 7031 4064, access code: 810899



**Preregistration to conference call**

Please reply by Tuesday, 21 October 2008:

E-mail: communications@m-real.com or
Fax: +358 10 465 4553.



I will take part in the conference call at 3:00 p.m. Finnish time, 1:00 p.m. U.K. time

Name:

Title: [redacted]

Company:



**M-real Corporation**
P.O. Box 20, FI-02020 METSÄ, FINLAND
Revontulentie 6, 02100 ESPOO, FINLAND

**Telephone** +358 1046 11
**Fax** +358 1046 54553
**E-mail** communications@m-real.com
**Internet** www.m-real.com

Business ID 0635366-7

Make it real.

M-real Corporation Stock Exchange Release 22.10.2008

**Changes to M-real's segment reporting**

The Graphic Papers business area units, which are to be transferred to Sappi under the deal announced at the end of September, are reported in discontinued operations.
In the segment reporting, the Graphic Papers business area's units remaining in M-real have been reported as part of the Other Papers business area. In addition, resulting from the changed company structure market pulp and energy are reported as part of the Market Pulp and Energy business area. M-real's new management structure and the final business area structure will be communicated at a later date.

The historical figures based on the changed corporate structure are:

| **Sales EUR million** | **2008 Q2** | **2008 Q1** | **2007 Q4** | **2007 Q3** | **2007 Q2** | **2007 Q1** | **2007** |
|---|---|---|---|---|---|---|---|
| Consumer Packaging | 244 | 235 | 225 | 231 | 243 | 235 | 934 |
| Office Papers | 165 | 181 | 171 | 167 | 183 | 202 | 723 |
| Other Papers | 231 | 240 | 241 | 247 | 232 | 252 | 972 |
| Market Pulp and Energy | 149 | 150 | 134 | 139 | 124 | 142 | 540 |
| Internal sales & other operations | 40 | 53 | 57 | 86 | 88 | 100 | 330 |
| **Continuing operations** | **829** | **859** | **828** | **870** | **870** | **931** | **3,499** |

| **EBITDA EUR million** | **2008 Q2** | **2008 Q1** | **2007 Q4** | **2007 Q3** | **2007 Q2** | **2007 Q1** | **2007** |
|---|---|---|---|---|---|---|---|
| Consumer Packaging | 24 | 36 | 24 | 45 | 28 | 39 | 136 |
| Office Papers | 8 | 16 | 25 | 21 | 15 | -8 | 53 |
| Other Papers | 11 | 34 | -3 | 19 | 9 | -4 | 21 |
| Market Pulp and Energy | 21 | 20 | 12 | 16 | 9 | 17 | 55 |
| Other operations | 63 | -10 | 6 | -2 | -4 | 134 | 133 |
| **Continuing operations** | **127** | **96** | **64** | **99** | **57** | **178** | **398** |

| **EBITDA, excl. non-recurring items, EUR million** | **2008 Q2** | **2008 Q1** | **2007 Q4** | **2007 Q3** | **2007 Q2** | **2007 Q1** | **2007** |
|---|---|---|---|---|---|---|---|
| Consumer Packaging | 24 | 37 | 25 | 45 | 33 | 39 | 142 |
| Office Papers | 8 | 16 | 20 | 21 | 15 | 22 | 78 |
| Other Papers | 12 | 10 | 3 | 13 | 9 | 10 | 36 |
| Market Pulp and Energy | 21 | 20 | 13 | 17 | 9 | 17 | 56 |
| Other operations | -9 | -9 | 5 | -2 | -1 | -1 | 1 |
| **Continuing operations** | **55** | **73** | **66** | **94** | **66** | **87** | **313** |

| Operating result, EUR million | 2008 Q2 | 2008 Q1 | 2007 Q4 | 2007 Q3 | 2007 Q2 | 2007 Q1 | 2007 |
|---|---|---|---|---|---|---|---|
| Consumer Packaging | 5 | 18 | 0 | 27 | 7 | 21 | 56 |
| Office Papers | -4 | 3 | -173 | 7 | 1 | -22 | -187 |
| Other Papers | -6 | 17 | -19 | 6 | -9 | -22 | -44 |
| Market Pulp and Energy | 11 | 9 | 5 | 9 | 1 | 9 | 23 |
| Other operations | 65 | -10 | -1 | -6 | -5 | 114 | 102 |
| **Continuing operations** | **71** | **37** | **-188** | **44** | **-5** | **100** | **-49** |

| Operating result excl. non-recurring items, EUR million | 2008 Q2 | 2008 Q1 | 2007 Q4 | 2007 Q3 | 2007 Q2 | 2007 Q1 | 2007 |
|---|---|---|---|---|---|---|---|
| Consumer Packaging | 5 | 19 | 8 | 27 | 15 | 21 | 71 |
| Office Papers | -4 | 3 | 7 | 7 | 0 | 8 | 23 |
| Other Papers | -6 | -7 | -13 | -2 | -9 | -8 | -33 |
| Market Pulp and Energy | 11 | 9 | 6 | 9 | 1 | 9 | 24 |
| Other operations | -9 | -10 | 1 | -4 | -3 | -5 | -12 |
| **Continuing operations** | **-1** | **14** | **9** | **37** | **4** | **25** | **75** |

| ROCE % | 2008 Q2 | 2008 Q1 | 2007 Q4 | 2007 Q3 | 2007 Q2 | 2007 Q1 | 2007 |
|---|---|---|---|---|---|---|---|
| Consumer Packaging | 2.9 | 9.6 | 0.1 | 15.3 | 4.1 | 10.9 | 7.5 |
| Office Papers | -2.4 | 3.1 | -114.8 | 4.9 | 0.6 | -12.0 | -29.6 |
| Other Papers | -2.7 | 8.1 | -8.7 | 2.7 | -3.8 | -10.9 | -5.3 |
| Market Pulp and Energy | 4.7 | 4.8 | 2.6 | 5.2 | 0.6 | 4.4 | 3.0 |
| **Continuing operations** | **8.9** | **5.7** | **-22.4** | **5.9** | **-0.1** | **12.9** | **-0.8** |

| ROCE % excl. non-recurring items | 2008 Q2 | 2008 Q1 | 2007 Q4 | 2007 Q3 | 2007 Q2 | 2007 Q1 | 2007 |
|---|---|---|---|---|---|---|---|
| Consumer Packaging | 2.9 | 10.1 | 4.3 | 15.3 | 7.9 | 10.9 | 9.5 |
| Office Papers | -2.4 | 3.1 | 5.3 | 4.9 | 0.6 | 5.0 | 4.2 |
| Other Papers | -2.4 | -3.2 | -6.1 | -0.9 | -4.2 | -3.9 | -3.9 |
| Market Pulp and Energy | 4.7 | 4.8 | 3.2 | 5.2 | 0.6 | 4.4 | 3.2 |
| **Continuing operations** | **-0.2** | **2.9** | **1.8** | **5.1** | **1.0** | **4.0** | **2.8** |

| **Deliveries 1,000 t** | **2008 Q2** | **2008 Q1** | **2007 Q4** | **2007 Q3** | **2007 Q2** | **2007 Q1** | **2007** |
|---|---|---|---|---|---|---|---|
| Consumer Packaging | **309** | **298** | **291** | **297** | **313** | **302** | **1,203** |
| Office Papers | 216 | 238 | 219 | 215 | 241 | 272 | 947 |
| Other Papers | 282 | 290 | 292 | 297 | 277 | 297 | 1,163 |
| **Paper business total** | **497** | **527** | **511** | **511** | **518** | **570** | **2,110** |
| **Market Pulp and Energy** | **279** | **281** | **247** | **261** | **227** | **262** | **997** |

| **Production 1,000 t** | **2008 Q2** | **2008 Q1** | **2007 Q4** | **2007 Q3** | **2007 Q2** | **2007 Q1** | **2007** |
|---|---|---|---|---|---|---|---|
| **Consumer Packaging** | **294** | **314** | **294** | **303** | **302** | **311** | **1,210** |
| Office Papers | 180 | 200 | 213 | 223 | 257 | 280 | 973 |
| Other Papers | 291 | 294 | 294 | 296 | 296 | 291 | 1,177 |
| **Paper business total** | **472** | **494** | **507** | **519** | **552** | **571** | **2,150** |
| **Metsä-Botnia pulp 1)** | **233** | **252** | **235** | **203** | **200** | **203** | **841** |
| **M-real pulp** | **391** | **415** | **369** | **417** | **360** | **390** | **1,536** |

1) corresponds to M-real's share of 30% in Metsä-Botnia

M-REAL CORPORATION

**Further information:**
Seppo Parvi, CFO, tel. +358 10 465 4321

# M-real's operating result excluding non-recurring items EUR 16 million for January-September

## Result for January-September 2008

- Sales EUR 2,514 million (Q1-Q3/2007: 2,671)
- Operating result excluding non-recurring items EUR 16 million (66). Operating result including non-recurring items EUR 100 million (139)
- Result before taxes excluding non-recurring items EUR -91 million (-37). Result before taxes including non-recurring items EUR -7 million (36)

## Result for the third quarter of 2008

- Sales EUR 826 million (Q2/2008: 829)
- Operating result excluding non-recurring items EUR 3 million (-1). Operating result including non-recurring items EUR -8 million (71)
- Result before taxes excluding non-recurring items EUR -34 million (-36). Result before taxes including non-recurring items EUR -45 million (36)

## Events during the third quarter

- On 29 September 2008, M-real announced the sale of the Graphic Papers business to South African company Sappi Limited for EUR 750 million. The sale is expected to be completed at the latest during the first quarter of 2009. The sale is subject to approvals by Sappi's extraordinary shareholders' meeting and the competition authorities, and the implementation of Sappi's planned rights offering. Transaction includes several, at maximum 8 year-long mainly pulp and paper supply agreements, which in total correspond to about EUR 3 billion in sales during the term of agreements.
- The successful implementation of paperboard price increases

***We took a major step in our strategic review by announcing the divestment of our Graphic Papers business to Sappi. After the closing of the transaction, M-real's profitability, financial position and future prospects are significantly improved. M-real will be a more focused paperboard and paper company with a strong core in high-quality cartonboards. Our recent price increases in paperboard have been successful."***

***Mikko Helander, CEO, M-real Corporation***

| KEY FIGURES | 2008 Q3 | 2008 Q2 | 2008 Q1 | 2007 Q3 | 2008 Q1-Q3 | 2007 Q1-Q3 | 2007 |
|---|---|---|---|---|---|---|---|
| Sales, EUR mill. | 826 | 829 | 859 | 870 | 2,514 | 2,671 | 3,499 |
| EBITDA, EUR mill. | 49 | 127 | 96 | 99 | 272 | 333 | 398 |
| excl. non-recurring items, EUR mill. | 60 | 55 | 73 | 94 | 188 | 247 | 313 |
| Operating result, EUR million | -8 | 71 | 37 | 44 | 100 | 139 | -49 |
| excl. non-recurring items, EUR mill. | 3 | -1 | 14 | 37 | 16 | 66 | 75 |
| Result before taxes | | | | | | | |
| from continuing operations, EUR mill. | -45 | 36 | 2 | 9 | -7 | 36 | -192 |
| excl. non-recurring items, EUR mill. | -34 | -36 | -21 | 2 | -91 | -37 | -84 |
| Result for the period | | | | | | | |
| from continuing operations, EUR mill. | -44 | 37 | 0 | -1 | -7 | 19 | -169 |
| from discontinued operations, EUR mill. | -212 | -45 | -19 | -7 | -276 | -22 | -27 |
| Total, EUR mill. | -256 | -8 | -19 | -8 | -283 | -3 | -196 |
| Result per share | | | | | | | |
| from continuing operations, EUR | -0.15 | 0.10 | 0.00 | 0.00 | -0.05 | 0.06 | -0.51 |
| from discontinued operations, EUR | -0.64 | -0.14 | -0.06 | -0.02 | -0.84 | -0.07 | -0.08 |
| Total, EUR | -0.79 | -0.04 | -0.06 | -0.02 | -0.89 | -0.01 | -0.59 |
| Result per share excl. non-recurring items, EUR | -0.13 | -0.12 | -0.06 | -0.03 | -0.31 | -0.19 | -0.17 |
| Return on equity, % | -10.1 | 7.9 | 0.0 | -1.3 | -0.6 | 0.3 | -8.5 |
| excl. non-recurring items, % | -8.3 | -7.4 | -4.8 | -2.7 | -7.2 | -5.1 | -2.8 |
| Return on capital employed, % | -0.5 | 8.9 | 5.7 | 5.9 | 4.9 | 6.1 | -0.8 |
| excl. non-recurring items, % | 1.0 | -0.2 | 2.9 | 5.1 | 1.3 | 3.2 | 2.8 |
| Equity ratio at end of period, % | 32.5 | 36.5 | 35.0 | 34.5 | 32.5 | 34.5 | 34.4 |
| Gearing ratio at end of period, % | 129 | 112 | 120 | 117 | 129 | 117 | 124 |
| Net gearing ratio at end of period, % | 114 | 100 | 100 | 107 | 114 | 107 | 99 |
| Interest-bearing net liabilities | 1,865 | 1,888 | 1,892 | 2,187 | 1,865 | 2,187 | 1,867 |
| Gross investments, EUR mill. | 38 | 30 | 21 | 66 | 89 | 178 | 259 |
| Paper deliveries, 1,000 tonnes | 488 | 497 | 527 | 511 | 1,513 | 1,599 | 2,110 |
| Paperboard deliveries, 1,000 tonnes | 302 | 309 | 298 | 297 | 908 | 912 | 1,201 |
| Personnel at end of period | 8,838 | 9,357 | 9,127 | 12,448 | 8,838 | 12,448 | 9,508 |

EBITDA = Earnings before interest, taxes, depreciation and amortization

The Graphic Papers business area units, which are to be transferred to Sappi under the deal announced at the end of September, are reported in discontinued operations. In the segment reporting, the Graphic Papers business area's units remaining in M-real have been reported as part of the Other Papers business area. In addition, resulting from the changed company structure market pulp and energy are reported as part of the Market Pulp and Energy business area. The restated historical figures have been published separately on 22 October, 2008. M-real's new management structure and the final business area structure will be communicated at a later date.

**Result July-September compared with the previous quarter**

M-real's sales totalled EUR 826 million (Q2/08: 829). Comparable sales were down 0.4%. The operating result was EUR -8 million (71), and the operating result excluding non-

recurring items was EUR 3 million (-1). A net total of EUR 11 million was recognised as non-recurring costs in the operating result for July-September. The total consisted of the following items:

- EUR 13 million cost provision in other operations for a guarantee on behalf of the energy supplier of Pont Sainte Maxence (PSM) mill divested in June 2006 and a write-down of receivables from PSM
- EUR 2 million gain related to the sale of land of earlier closed mills.

In addition to items recognised in the operating result, a non-recurring item of EUR 225 million was booked as an impairment charge and non-recurring costs related to the sale of Graphic Papers to Sappi published on 29 September, 2008.

The non-recurring items for the previous quarter totalled EUR 72 million net. The total consisted of the following items:

- EUR 74 million in other operations as realised fair value and gain from the sale of Pohjolan Voima shares.
- EUR 2 million cost provision in other operations related to the programme for efficiency improvement of sales network.

The operating result was improved by a stronger US dollar against the euro, a higher capacity utilisation rate of the pulp mills, excluding Husum, and an increased euro-denominated price of pulp as well as implemented price increases in coated magazine paper and paperboard. The result was also weakened by a rise in wood raw material costs.

The total paper delivery volume in July-September was 488,000 tonnes (497,000). Production was curtailed by 63,000 tonnes in line with demand (49,000). Paperboard deliveries amounted to 302,000 tonnes (309,000) and production curtailments were 7,000 tonnes (17,000).

Financial income and expenses totalled EUR -37 million (-34). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 1 million (-1). Net interest and other financial expenses amounted to EUR 38 million (-33). Other financial expenses include EUR 2 million of valuation loss on interest rate derivatives (valuation loss: 1).

In July-September, the result from continuing operations before taxes was EUR -45 million (36). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -34 million (-36). Income taxes, including the change in deferred tax liabilities, came to EUR 1 million (1).

Earnings per share were EUR -0.79 (-0.04). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.13 (-0.12). Return on equity was -10.1% (7.9), excluding non-recurring items EUR -8.3 (-7.4). The return on capital employed was -0.5% (8.9); excluding non-recurring items, 1.0% (-0.2).

**Result for January-September compared with the corresponding period last year**

M-real's sales totalled EUR 2,514 million (Q1-Q3/2007: 2,671). Comparable sales were down 3.9%. The operating result was EUR 100 million (139), and the operating result excluding non-recurring items was EUR 16 million (66).

The net total of non-recurring items for January-September was EUR 84 million, the most significant being:

- EUR 74 million in other operations as realised fair value and gain from the sale of Pohjolan Voima shares.
- EUR 24 million positive effect on the result of the Graphic Papers business area related to the sale of the New Thames mill and the agreement of the pension liabilities of industrial operations in the UK, and other liabilities related to the closure of the Sittingbourne mill
- EUR 13 million cost provision in other operations for a guarantee on behalf of the energy supplier of Pont Sainte Maxence (PSM) mill divested in June 2006 and a write-down of receivables from PSM.

Non-recurring items in January-September 2008 totalled EUR 73 million, the most significant being:

- EUR 135 million capital gain on the sale of Metsä-Botnia shares
- EUR 7 million cost provision for completing the closure of the Sittingbourne mill
- EUR 29 million cost provision for finalising the closure of the Wifsta mill
- EUR 16 million impairment loss from the valuation of assets held for sale at the expected selling price in compliance with IFRS 5
- EUR 8 million cost provision and asset write-down related to the profit improvement programme of operations in Finland.

Compared with the previous year, the operating result, excluding non-recurring items, was weakened by increased wood raw material and energy costs, the stronger euro against the US dollar and British pound, and the production curtailments at Metsä-Botnia's mills in Finland. The result was improved by implemented cost saving actions and price increases as well as the start up of the Metsä-Botnia's Uruguay pulp mill in November 2007.

The total paper delivery volume was 1,513,000 tonnes in January-September (1,599,000). Production was curtailed by 126,000 tonnes (67,000) in line with demand. Paperboard deliveries amounted to 908,000 tonnes (912,000) and production curtailments were 25,000 tonnes (48,000).

Financial income and expenses over the period totalled EUR -106 million (-103). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 2 million (-3). Net interest and other financial expenses amounted to EUR -108 million (-100). Other financial expenses include EUR 3 million of valuation gains on interest rate derivatives (valuation gains: 9).

The result from continuing operations before taxes was EUR -7 million (36). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -91 million (-37). Income taxes, including the change in deferred tax liabilities, were EUR 0 million (-17).

Earnings per share were EUR -0.89 (-0.01). Earnings per share from continuing operations excluding non-recurring items were EUR -0.31 (-0.19). Return on equity was -0.6% (0.3), and -7.2% (-5.1) excluding non-recurring items. Return on capital employed was 4.9% (6.1); excluding non-recurring items 1.3% (3.2).

**Personnel**

The number of personnel was 8,838 on 30 September 2008 (31 December 2007: 9,508), of which 3,140 worked in Finland (3,390). In January-September 2008, M-real employed an average of 9,204 people (Q1-Q3/07: 13,370). These numbers include 30% of Metsä-Botnia's personnel.

**Investments**

Gross investments in January-September totalled EUR 89 million (Q1-Q3/07: 178), including a EUR 24 million share of Metsä-Botnia's investments (95). Metsä-Botnia's investment share is based on the 30% share of ownership.

**Structural change**

M-real's profit improvement and complexity reduction programme, launched in November 2007, has proceeded according to the targets. As part of the programme, the Lielahti BCTMP mill and coated magazine paper machine 2 of the Kangas mill were closed in early 2008. The Publishing and Commercial Printing business areas were combined under the Graphic Papers business area. At the same time, projects were launched to simplify the coated magazine paper business operations and to streamline the sales and marketing organisation. The total annual profit improvement target is EUR 150 million. The full impact on result will be achieved by the end of 2010.

In February 2008, M-real published a target of a minimum of EUR 200 million from asset divestments, which should be achieved by the end of the first quarter of 2009. The target will be clearly exceeded after the closing of the sale of Graphic Papers business area. In addition, the programme included the sale of the New Thames mill and the 100,000 Pohjolan Voima's B2 shares. The positive cash effect of the New Thames mill sale, including the pension liabilities of the industrial operations in the UK, was approximately EUR 82 million. A profit of approximately EUR 24 million was booked from the transaction. The positive cash effect from the sale of 100,000 Pohjolan Voima B2 shares was EUR 80 million and the non-recurring effect on result EUR 74 million.

As announced on 13 June 2008, the sale of the Reflex mill to Arjowiggins was cancelled. The European Commission granted a conditional approval for the sale, but the conditions made the transaction impossible to carry out in practice.

In September 2008, M-real agreed to sell its Graphic Papers business to the South African company Sappi Limited. The total value of the divestment is EUR 750 million. The transaction consideration consists of EUR 500 million in cash and assumed debt, a EUR 200 million vendor loan note from Sappi to M-real and EUR 50 million of newly issued shares in Sappi. After the closing of the transaction, M-real's net debt will decrease by EUR 630 million. The sale comprises the Kirkniemi and Kangas mills in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland, with a total capacity of 1.9 million tonnes. As part of the transaction, M-real and Sappi have also entered into a long-term agreement on the supply of pulp and BCTMP and other smaller services and supplies. Of the Graphic Papers Business Area's units, the paper mills in Hallein, Gohrsmühle, Reflex and Äänekoski, as well as the Husum mill's paper machine 8 will remain in M-real's ownership. Once the transaction is completed, the Äänekoski paper mill and Husum mill's PM8 will continue production for Sappi under a long-term contract. The transaction is estimated to reduce M-real's annual sales by approximately EUR 1 billion. The operating result of the units included in the transaction was about EUR 30 million negative in the first half of 2008. The sale is subject to approvals by Sappi's extraordinary shareholders' meeting and the competition authorities, and the implementation of Sappi's planned rights offering. This is expected to happen during the first quarter of 2009 at the latest.

M-real plans to discontinue the production of standard coated fine paper in the Hallein and Gohrsmühle mills. As a result of this plan, the coated fine paper capacity in Europe is expected to be reduced by approximately 0.6 million tonnes. M-real's intention is to develop Gohrsmühle and Reflex mills together as the speciality paper unit as well as to extend uncoated fine paper production in Gohrsmühle. M-real continues to investigate various options for the development of the Hallein mill with selected partners.

M-real's strategic review of the paper business will also continue after the sale of Graphic Papers business.

**Financing**

At the end of September, M-real's equity ratio was 32.5% (31 December 2007: 34.4) and the net gearing ratio 114% (99). Some of M-real's financing agreements set a 120% limit on the company's net gearing ratio and a 30% limit on the equity ratio. Calculated as defined in the loan agreements, the net gearing ratio at the end of September was approximately 97% (86) and the equity ratio some 38% (40).

Interest-bearing net liabilities totalled EUR 1,865 million at the end of September (1,867). Foreign-currency-denominated loans accounted for 14%, 92% were floating-rate and the rest were fixed-rate. At the end of September, the average interest rate on loans was 7.6% and the average maturity of long-term loans 3 years. The interest rate maturity of loans was 3.8 months at the end of September. During the period, the interest rate maturity has varied between 3 and 6 months.

In January-September, cash flow from operations amounted to EUR 102 million (Q1-Q3/2007: 228). Working capital was up to EUR 19 million (32).

At the end of the report period, an average of 5.5 months of the net foreign currency exposure was hedged. The level of hedging varied between 5 and 6 months during the period. Approximately 99% of non-euro-denominated equity was hedged at the end of the review period.

Liquidity is at a good level. Liquidity at the end of the period was EUR 1,004 million, of which EUR 868 million consisted of committed long-term credit facilities and EUR 136 million of liquid assets and investments. In addition, to meet its short-term financing needs, the company had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 500 million.

**Shares**

In January-September, the highest price of M-real's B shares on the NASDAQ OMX Helsinki Ltd was EUR 3.28, the lowest EUR 0.97, and the average price EUR 1.66. At the end of September, the price of the B shares was EUR 1.26.

The trading volume of B shares was EUR 913 million, or 190% of the share capital. The market value of the A and B shares totalled EUR 425 million at the end of September.

At the end of September, Metsäliitto Cooperative owned 38.6% of M-real Corporation's shares, and the voting rights conferred by these shares was 60.5%. International investors' holdings were 25%.

On 9 January 2008, Norges Bank's (Central Bank of Norway) holding in M-real increased to 5.3% of the share capital and 1.7% of the voting rights.

On 2 May 2008, Hermes Focus Asset Management Europe Ltd's holding in M-real decreased to 4.9% of the share capital and 2.3% of the voting rights.

On 29 September 2008, Financier de l'Echiquier SA's holding in M-real increased to 5.1% of the share capital and 1.6% of the voting rights.

The Annual General Meeting on 13 March 2008 resolved to delete from the company's Articles of Association the stipulation on the minimum and maximum share capital, the record date provisions of book-entry system and the section concerning the par value of company's share.

**Outlook**

The demand for M-real's main products in Europe is expected to remain relatively stable for the rest of the year although order books are somewhat lower than at the same time last year. The general weakening of the economy may pose challenges in the future. Measures to raise product prices will continue in all business areas. The implementation of the price increases for folding boxboard and coated magazine paper is progressing. Also in coated fine papers at least part of the announced price increases seems to go through as the market balance is improving. The need for price increases in uncoated fine papers is great.

Production costs will remain high for the rest of the year. The decrease in oil prices will have a delayed effect mainly through natural gas prices. Limitations in the use of wood will continue. This year, M-real will not be able to fully cover the cost inflation with its own profit improvement measures. Further profit improvement measures are planned. The internal corporate structure will be reviewed based on the new situation after the sale of the Graphic Papers business area.

The profit improvement and business concept simplification programme published in November 2007 is proceeding according to plan.

The sale of the Graphic Papers business is subject to approvals by Sappi's extraordinary shareholders' meeting and the competition authorities, and the implementation of Sappi's planned rights offering. This is expected to happen during the first quarter of 2009 at the latest.

The year 2008 is challenging due to rising production costs, pulp production curtailments, the decrease in the sales volume of fine papers, the stronger euro and the delays of price increases for coated fine paper. As stated in the release published in July 2008, M-real's operating result for 2008, excluding non-recurring items, will remain weaker than last year's operating result due to the factors mentioned above.

The operating result for the fourth quarter of 2008, excluding non-recurring items, is expected to weaken seasonally compared to the third quarter.

**Near-term business risks**

The financial market crisis has to some extent brought down consumer demand and investment activity. If the insecurity of the global economy continues for a long time it may also have a negative effect on the operational preconditions of the European paper and paperboard industry.

M-real aims at price increases on a wide front. However, the risk of not achieving all the targeted increases exists if demand for paperboard and paper weakens. The risk that the euro would strengthen was realised during the first part of the year. Production input costs have remained at a high level. Additional curtailments to pulp production may be necessary due to high raw material costs. The risk of curtailments in the production of paper and paperboard due to curtailments in pulp production or demand weakening still exist. In addition, the risk of the euro still strengthening exists despite the recent weakening especially against the US dollar.

Because the forward-looking estimates and statements of this financial statements release are based on current plans and estimates, they contain risks and other uncertain factors which may lead the results to differ from the statements concerning them. In the short term, M-real's result will be influenced, in particular, by the price of, and demand for finished products, the availability and price of wood, other raw material costs, the price of energy, and the exchange rate of the US dollar. More information about longer-term risk factors can be found on pages 28-29 of M-real's 2007 Annual Report.

M-REAL CORPORATION

**Further information:**
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

Further information on 22 October, 2008 from 1 p.m. Finnish time (11 a.m. UK time)

## BUSINESS AREAS AND MARKET DEVELOPMENT

| Consumer Packaging | 2008 Q3 | 2008 Q2 | 2008 Q1 | 2007 Q4 | 2007 Q3 | 2008 Q1-Q3 | 2007 Q1-Q3 | 2007 |
|---|---|---|---|---|---|---|---|---|
| Sales, EUR million | 241 | 244 | 235 | 225 | 231 | 719 | 709 | 934 |
| EBITDA, EUR million | 35 | 24 | 36 | 24 | 45 | 95 | 112 | 136 |
| excl. non-recurring items | 35 | 24 | 37 | 25 | 45 | 96 | 117 | 142 |
| Operating result, EUR million | 17 | 5 | 18 | 0 | 27 | 40 | 56 | 56 |
| excl. non-recurring items | 17 | 5 | 19 | 8 | 27 | 41 | 63 | 71 |
| Return on capital employed, % | 8.8 | 2.9 | 9.6 | 0.1 | 15.3 | 7.3 | 9.9 | 7.5 |
| excl. non-recurring items, % | 8.8 | 2.9 | 10.1 | 4.3 | 15.3 | 7.5 | 11.1 | 9.5 |
| Deliveries, 1,000 tonnes | 302 | 309 | 298 | 291 | 297 | 908 | 912 | 1,203 |
| Production, 1,000 tonnes | 302 | 294 | 314 | 294 | 303 | 910 | 916 | 1,210 |

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for July-September compared with the previous quarter

The operating result for the Consumer Packaging business area, excluding non-recurring items, amounted to EUR 17 million (Q2/08: 5). The result was mainly improved by lower fixed costs compared to the second quarter and increased utilization rate of Metsä-Botnia's mills in Finland. No non-recurring items were recognised in the third quarter.

The deliveries of European folding boxboard producers decreased by 3% compared with the previous quarter. Correspondingly, M-real's deliveries of folding boxboard were down 2%. The average selling price compared to the previous quarter was slightly higher due to the stronger US dollar and implemented price increases.

The delivery volume of linerboard decreased to some extent from the previous quarter. The stronger US dollar slightly improved the euro-denominated selling price.

Result for January-September compared with the corresponding period previous year

The business area's operating result for January-September excluding non-recurring items totalled EUR 41 million (63). A non-recurring item of EUR 1 million was recognised. The result was weakened by strong cost inflation, production curtailments at Metsä-Botnia's mills in Finland in the second quarter, as well as the stronger euro against the US dollar and British pound. At the same time, the profitability was improved by implemented cost saving actions and achieved price increases.

The deliveries of European folding boxboard producers decreased by 2% compared with the corresponding period last year. M-real's folding boxboard deliveries increased by 1% compared with the last year's level. The average euro-denominated price for folding boxboard price was slightly higher than in the corresponding period last year, in spite of the weaker US dollar and British pound.

The delivery volume for linerboard was lower than in the corresponding period last year. The average euro-denominated price remained the same. The selling price for wallpaper base paper increased clearly from previous year.

| Office Papers | 2008 Q3 | 2008 Q2 | 2008 Q1 | 2007 Q4 | 2007 Q3 | 2008 Q1-Q3 | 2007 Q1-Q3 | 2007 |
|---|---|---|---|---|---|---|---|---|
| Sales, EUR million | 154 | 165 | 181 | 171 | 167 | 500 | 552 | 723 |
| EBITDA, EUR million | 7 | 8 | 16 | 25 | 21 | 30 | 28 | 53 |
| excl. non-recurring items | 7 | 8 | 16 | 20 | 21 | 30 | 57 | 78 |
| Operating result, EUR million | -5 | -4 | 3 | -173 | 7 | -6 | -14 | -187 |
| excl. non-recurring items | -5 | -4 | 3 | 7 | 7 | -6 | 16 | 23 |
| Return on capital employed, % | -4.7 | -2.4 | 3.1 | - 114.8 | 4.9 | -1.1 | -2.2 | -29.6 |
| excl. non-recurring items, % | -4.7 | -2.4 | 3.1 | 5.3 | 4.9 | -1.1 | 3.4 | 4.2 |
| Deliveries, 1,000 tonnes | 200 | 215 | 238 | 219 | 215 | 653 | 728 | 947 |
| Production, 1,000 tonnes | 160 | 180 | 200 | 213 | 223 | 540 | 760 | 973 |

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for July-September compared with the previous quarter

The third quarter operating result for the Office Papers business area, excluding non-recurring items, totalled EUR -5 million (Q2/08: EUR -4 million). No non-recurring items were recognised in the third quarter. The result was mainly weakened by the lower delivery volume and production curtailments in pulp and paper. The result was improved by implemented cost saving actions and an increased average selling price.

Compared with the previous quarter, total deliveries were down 5% for European uncoated fine paper producers. Total deliveries for the Office Papers business area decreased 7%.

Result for January-September compared with the corresponding period previous year

The operating result for the Office Papers business area, excluding non-recurring items, totalled EUR -6 million (16). Weakening factors included increased raw material costs, especially of wood raw material. Profitability was improved by the increased average selling price and implemented cost saving actions.

Total deliveries by European coated fine paper producers decreased by 3%. The Office Papers business area's total deliveries decreased by 10% and included the impacts of the Wifsta mill closure.

| Other Papers | 2008 Q3 | 2008 Q2 | 2008 Q1 | 2007 Q4 | 2007 Q3 | 2008 Q1-Q3 | 2007 Q1-Q3 | 2007 |
|---|---|---|---|---|---|---|---|---|
| Sales, EUR million | 235 | 231 | 240 | 241 | 247 | 706 | 731 | 972 |
| EBITDA, EUR million | 16 | 11 | 34 | -3 | 19 | 61 | 24 | 21 |
| excl. non-recurring items | 17 | 12 | 10 | 3 | 13 | 38 | 32 | 36 |
| Operating result, EUR million | -1 | -6 | 17 | -19 | 6 | 9 | -25 | -44 |
| excl. non-recurring items | -1 | -6 | -7 | -13 | -2 | -14 | -20 | -33 |
| Return on capital employed, % | -0.4 | -2.7 | 8.1 | -8.7 | 2.7 | 1.6 | -4.0 | -5.3 |
| excl. non-recurring items, % | -0.3 | -2.4 | -3.2 | -6.1 | -0.9 | -2.0 | -3.0 | -3.9 |
| Deliveries, 1,000 tonnes | 289 | 282 | 290 | 292 | 297 | 860 | 871 | 1,163 |
| Production, 1,000 tonnes | 282 | 291 | 294 | 294 | 296 | 867 | 883 | 1,177 |

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for July-September compared with the previous quarter

The third quarter operating result for the Other Papers business area, excluding non-recurring items, was EUR -1 million (Q2/08: -6). No non-recurring items were recognised in the third quarter. The result was weakened by increased production costs. The result was improved by Metsä-Botnia's Uruguay mill's increased production, implemented cost saving actions and increases in the average selling price of coated magazine paper and coated fine paper. There were no non-recurring items in the third quarter.

Total deliveries by European coated fine paper producers were up by 4% compared with the previous quarter and the total deliveries of European coated magazine paper remained at the same level. The Other Papers business area's total deliveries increased 2% compared with the previous quarter.

Result for January-September compared with the corresponding period previous year

Other Papers business area's operating result excluding non-recurring items was EUR -14 million (-20). Profitability was weakened by increased wood raw material and energy costs, the stronger euro against the US dollar and British pound and the production curtailments at pulp mills. Profitability was improved by implemented cost saving actions, the start-up of Metsä-Botnia's Uruguay mill and the increased average selling price of coated magazine paper.

The result included a positive non-recurring item of EUR 23 related to the sale of the New Thames mill and the agreement of the pension liabilities of industrial operations in the UK, and other liabilities related to the closure of the Sittingbourne mill.

The Other Papers business area's result compared with the corresponding period previous year included a net non-recurring item of EUR -6 million.

Total deliveries by European coated fine paper producers were down by 1% and the European coated magazine paper producers' total deliveries decreased by 1% compared with the corresponding period last year. The Other Papers business area's delivery volumes decreased by 1%. The figure includes the impacts of capacity closure.

| **Market Pulp and Energy** | **2008 Q3** | **2008 Q2** | **2008 Q1** | **2007 Q4** | **2007 Q3** | **2008 Q1-Q3** | **2007 Q1-Q3** | **2007** |
|---|---|---|---|---|---|---|---|---|
| Sales, EUR million | 158 | 149 | 150 | 134 | 139 | 456 | 406 | 540 |
| EBITDA, EUR million | 25 | 21 | 20 | 12 | 16 | 66 | 43 | 55 |
| excl. non-recurring items | 25 | 21 | 20 | 13 | 16 | 66 | 41 | 54 |
| Operating result, EUR million | 14 | 11 | 9 | 5 | 9 | 34 | 19 | 23 |
| excl. non-recurring items | 14 | 11 | 9 | 6 | 9 | 34 | 19 | 24 |
| Return on capital employed, % | 6.0 | 4.7 | 4.8 | 2.6 | 5.2 | 5.5 | 3.3 | 3.0 |
| excl. non-recurring items, % | 6.0 | 4.7 | 4.8 | 3.2 | 5.2 | 5.5 | 3.3 | 3.2 |
| Deliveries, 1,000 tonnes | 291 | 279 | 281 | 247 | 261 | 851 | 750 | 997 |

EBITDA = Earnings before interest, taxes, depreciation and amortization

The operating result of the Market Pulp and Energy business area, excluding non-recurring items, was EUR 14 million (Q2/08: 11) in the third quarter. There were no non-recurring items in the third quarter. The result was improved by increases in pulp selling prices and delivery volumes. The result was weakened by increased wood raw material costs.

There were no non-recurring items in the previous quarter.

Result for January-September compared with the corresponding period previous year

The result for the Market Pulp and Energy business area, excluding non-recurring items, totalled EUR 34 million (19). Profitability was improved by the start-up of Metsä-Botnia's Uruguay mill in November 2007 and weakened by increased wood raw material costs and production curtailments at Metsä-Botnia's mills in Finland. The result included no non-recurring items.

The operating result of the Market Pulp and Energy business area for the corresponding period of the previous year did not include non-recurring items.

The financial statements are unaudited.

| **Condensed consolidated income statement Continuing operations, EUR million** | **2008 Q1-Q3** | **2007 Q1-Q3** | **Change** | **2007** | **2008 Q3** | **2007 Q3** |
|---|---|---|---|---|---|---|
| **Sales** | **2,514** | **2,671** | **-157** | **3,499** | **826** | **870** |
| Other operating income | 172 | 179 | -7 | 195 | 24 | 20 |
| Operating expenses | -2,414 | -2,517 | 103 | -3,296 | -801 | -791 |
| Depreciation and impairment losses | -172 | -194 | 22 | -447 | -57 | -54 |
| **Operating result** | **100** | **139** | **-39** | **-49** | **-8** | **44** |
| % of sales | 4.0 | 5.2 | | -1.4 | -1.0 | 5.1 |
| Share of results in associated companies | -1 | 0 | -1 | -3 | 0 | 0 |
| Exchange gains and losses | 2 | -3 | 5 | 1 | 1 | 0 |
| Other net financial items | -108 | -100 | -8 | -141 | -38 | -36 |
| **Result before taxes from continuing operations** | **-7** | **36** | **-43** | **-192** | **-45** | **9** |
| % of sales | -0.3 | 1.3 | | -5.5 | -5.4 | 0.9 |
| Income taxes | 0 | -17 | 17 | 23 | 1 | -9 |
| **Result for the period from continuing operations** | **-7** | **19** | **-26** | **-169** | **-44** | **-1** |
| % of sales | -0.3 | 0.7 | | -4.8 | -5.3 | -0.1 |
| **Result from discontinued operations** | -276 | **-22** | **-254** | **-27** | **-212** | **-7** |
| **Result for the period** | **-283** | **-3** | **-280** | **-196** | **-256** | **-8** |
| | -11.3 | -0.1 | | -5.6 | -31.0 | -0.9 |
| **Attributable to** | | | | | | |
| Shareholders of parent company | -292 | -2 | -290 | -194 | -261 | -7 |
| Minority interest | 9 | -1 | 10 | -2 | 5 | -1 |
| Earnings per share for result attributable to shareholders of parent company (EUR/share) | | | | | | |
| from continuing operations | -0.05 | 0.06 | -0.11 | -0.51 | -0.15 | 0.00 |
| from discontinued operations | -0.84 | -0.07 | -0.77 | -0.08 | -0.64 | -0.02 |
| Total | -0.89 | -0.01 | -0.88 | -0.59 | -0.79 | -0.02 |

Taxes include taxes corresponding to the result for the period under review.

| Condensed consolidated balance sheet | 30.9. 2008 | % | 30.9. 2007 | % | 31.12. 2007 | % |
|---|---|---|---|---|---|---|
| **EUR million** | | | | | | |
| **Assets** | | | | | | |
| **Non-current assets** | | | | | | |
| Goodwill | 71 | 1.4 | 375 | 6.3 | 172 | 3.1 |
| Other intangible assets | 63 | 1.3 | 45 | 0.8 | 38 | 0.7 |
| Tangible assets | 1,868 | 37.2 | 2,933 | 49.3 | 2,820 | 51.4 |
| Biological assets | 54 | 1.1 | 45 | 0.8 | 47 | 0.9 |
| Shares in associated and other companies | 453 | 9.0 | 357 | 6.0 | 390 | 7.1 |
| Interest-bearing receivables | 23 | 0.5 | 34 | 0.6 | 27 | 0.5 |
| Deferred tax receivables | 5 | 0.1 | 29 | 0.5 | 4 | 0.1 |
| Other non-interest-bearing receivables | 6 | 0.1 | 6 | 0.1 | 14 | 0.3 |
| | **2,543** | 50.7 | **3,823** | 64.4 | **3,512** | 64.1 |
| **Current assets** | | | | | | |
| Inventories | 533 | 10.6 | 714 | 12.0 | 619 | 11.3 |
| Interest-bearing receivables | 67 | 1.3 | 57 | 0.9 | 62 | 1.1 |
| Non-interest-bearing receivables | 687 | 13.6 | 1,192 | 20.0 | 908 | 16.6 |
| Cash and cash equivalents | 133 | 2.6 | 128 | 2.1 | 380 | 6.9 |
| | **1,420** | 28.1 | **2,091** | 35.0 | **1,969** | 35.9 |
| Assets classified as held for sale | 1,065 | 21.2 | 33 | 0.6 | 0 | 0.0 |
| **Total assets** | **5,028** | 100 | **5,947** | 100 | **5,481** | 100 |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | | | | | |
| **Shareholders' equity** | | | | | | |
| Equity attributable to shareholders of parent company | **1,566** | 31.1 | **1,997** | 33.6 | **1,830** | 33.4 |
| Minority interest | 65 | 1.3 | 51 | 0.9 | 52 | 0.9 |
| | **1,631** | 32.4 | **2,048** | 34.5 | **1,882** | 34.3 |
| **Non-current liabilities** | | | | | | |
| Deferred tax liabilities | 274 | 5.4 | 330 | 5.5 | 290 | 5.3 |
| Post-employment benefit obligations | 102 | 2.0 | 190 | 3.2 | 159 | 2.9 |
| Provisions | 38 | 0.8 | 65 | 1.1 | 72 | 1.3 |
| Other non-interest-bearing liabilities | 12 | 0.2 | 39 | 0.7 | 38 | 0.7 |
| Interest-bearing liabilities | 1,532 | 30.5 | 2,122 | 35.7 | 1,883 | 34.4 |
| | **1,958** | 38.9 | **2,746** | 46.2 | **2,442** | 44.6 |
| **Current liabilities** | | | | | | |
| Non-interest-bearing liabilities | 611 | 12.2 | 860 | 14.4 | 704 | 12.8 |
| Interest-bearing liabilities | 422 | 8.4 | 281 | 4.7 | 453 | 8.3 |
| | **1,033** | 20.6 | **1,141** | 19.1 | **1,157** | 21.1 |
| Liabilities relating to assets classified as held for sale | 406 | 8.1 | 12 | 0.2 | 0 | 0.0 |
| **Total liabilities** | **3,397** | 67.6 | **3,899** | 65.5 | **3,599** | 65.7 |
| **Total shareholders' equity and liabilities** | **5,028** | 100 | **5,947** | 100 | **5,481** | 100 |

## Condensed consolidated cash flow statement

| EUR million | 2008 Q1-Q3 | 2007 Q1-Q3 | 2007 | 2008 Q3 |
|---|---|---|---|---|
| Result for the period | -283 | -3 | -196 | -256 |
| Total adjustments | 404 | 263 | 479 | 278 |
| Change in working capital | -19 | -32 | 42 | 41 |
| **Cash flow arising from operations** | **102** | **228** | **325** | **63** |
| Net financial items | -64 | -88 | -160 | -10 |
| Income taxes paid | -20 | -32 | -38 | 3 |
| **Net cash flow arising from operating activities** | **18** | **108** | **127** | **56** |
| | | | | |
| Investments in tangible and intangible assets | -89 | -178 | -259 | -38 |
| Divestments of assets and other | 141 | 280 | 628 | 3 |
| **Net cash flow arising from investing activities** | **52** | **102** | **369** | **-35** |
| | | | | |
| Share issue, minority interest | 2 | 3 | 6 | 0 |
| Changes in long-term loans and other financial items | -297 | -246 | -282 | 40 |
| Dividends paid | -20 | -20 | -20 | 0 |
| **Net cash flow arising from financing activities** | **-315** | **-263** | **-296** | **40** |
| **Changes in cash and cash equivalents** | **-245** | **-53** | **200** | **61** |
| | | | | |
| Cash and cash equivalents at beginning of period | 380 | 182 | 182 | 73 |
| Translation difference in cash and cash equivalents | 1 | -1 | -2 | 2 |
| Changes in cash and cash equivalents | -245 | -53 | 200 | 61 |
| Assets held for sale, folding carton plants | -3 | 0 | 0 | -3 |
| **Cash and cash equivalents at end of period** | **133** | **128** | **380** | **133** |

**Statement of changes in shareholders' equity**

| EUR million | Share capital | Share premium | Translation difference | Fair value and other reserves | Retained earnings | Minority interest | Total |
|---|---|---|---|---|---|---|---|
| **Shareholders' equity according to IFRS, 1 Jan. 2007 (as revised)** | **558** | **667** | **3** | **222** | **605** | **63** | **2,118** |
| Translation differences | | | -16 | | | -2 | -18 |
| Net investment hedge | | | 15 | | | | 15 |
| Available for sale investments | | | | | | | |
| recorded in equity | | | | -31 | | | -31 |
| transferred to income statement's other operating income | | | | -5 | | | -5 |
| Currency flow hedges, | | | | | | | |
| recorded in equity | | | | -26 | | | -26 |
| transferred to income statement's sales | | | | 16 | | | 16 |
| Interest flow hedges recorded in equity | | | | 0 | | | 0 |
| Commodity hedges recorded in equity | | | | 12 | | | 12 |
| Transferred to income statement's purchases | | | | -8 | | | -8 |
| Tax on equity components | | | -4 | 11 | | | 7 |
| Net expenses recognised directly in equity | | | -5 | -31 | | -2 | -38 |
| Result for the period | | | | | -2 | -1 | -3 |
| Total recognised income and expenses for the period | | | -5 | -31 | -2 | -3 | -41 |
| Related party transactions | | | | | | | |
| Changes in minority interest | | | | | | | |
| Sale of Metsä-Botnia shares (9%) | | | | | | -11 | |
| Metsä-Botnia restructuring in Uruguay | | | | | | 3 | |
| Total | | | | | | -8 | -8 |
| Dividends paid | | | | | -20 | -1 | -21 |
| Related party transactions | | | | | -20 | -9 | -29 |
| **Shareholders' equity 30.9.2007, IFRS** | **558** | **667** | **-2** | **191** | **583** | **51** | **2,048** |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Shareholders' equity according to IFRS 1 Jan. 2008 (as revised)** | **558** | **667** | **-11** | **225** | **391** | **52** | **1,882** |
| Translation differences | | | 3 | | | 1 | 4 |
| Net investment hedge | | | 2 | | | | 2 |
| Available for sale investments | | | | | | | |
| recorded in equity | | | | 98 | | | 98 |
| transferred to income statement's other operating income | | | | -28 | | | -28 |
| Currency flow hedges | | | | | | | |
| recorded in equity | | | | -6 | | | -6 |
| transferred to income statement's sales | | | | -6 | | | -6 |
| Interest flow hedges | | | | | | | |
| recorded in equity | | | | -2 | | | -2 |
| transferred income statement's financial items | | | | | | | |
| Commodity hedges | | | | | | | |
| recorded in equity | | | | 2 | | | 2 |
| transferred income statement's purchases | | | | 2 | | | 2 |
| Tax on equity components | | | | -15 | | | -15 |
| Net expenses recognised directly in equity | | | 5 | 43 | | 1 | 49 |
| Loss for the period | | | | | -292 | 9 | -283 |
| Total recognised income and expenses for the period | | | 5 | 43 | -292 | 10 | -234 |
| Related party transactions | | | | | | | |
| Changes in minority interest | | | | | | | |
| Metsä-Botnia restructuring in Uruguay | | | | | | 3 | |
| | | | | | | 3 | 3 |
| Dividends paid | | | | | -20 | | -20 |
| Related party transactions | | | | | -20 | 3 | -17 |
| **Shareholders' equity 30.9.2008, IFRS** | **558** | **667** | **-6** | **268** | **79** | **65** | **1,631** |

| Key ratios | 2008 Q1-Q3 | 2007 Q1-Q3 | 2007 | 2008 Q3 |
|---|---|---|---|---|
| Sales, EUR million | 2,514 | 2,671 | 3,499 | 826 |
| EBITDA, EUR million | 272 | 333 | 398 | 49 |
| excl. non-recurring items, EUR million | 188 | 247 | 313 | 60 |
| Operating result, EUR million | 100 | 139 | -49 | -8 |
| excl. non-recurring items, EUR million | 16 | 66 | 75 | 3 |
| Result from continuing operations before taxes, EUR million | -7 | 36 | -192 | -45 |
| excl. non-recurring items, EUR million | -91 | -37 | -84 | -34 |
| Result for the period | | | | |
| from continuing operations, EUR million | -7 | 19 | -169 | -44 |
| from discontinued operations, EUR million | -276 | -22 | -27 | -212 |
| Total, EUR million | -283 | -3 | -196 | -256 |
| Earnings per share | | | | |
| from continuing operations, EUR | -0.05 | 0.06 | -0.51 | -0.15 |
| from discontinued operations, EUR | -0.84 | -0.07 | -0.08 | -0.64 |
| Total, EUR | -0.89 | -0.01 | -0.59 | -0.79 |
| Earnings per share, excl. non-recurring items from continuing operations, EUR | -0.31 | -0.19 | -0.17 | -0.13 |
| Return on equity, % | -0.6 | 0.3 | -8.5 | -10.1 |
| excl. non-recurring items, % | -7.2 | -5.1 | -2.8 | -8.3 |
| Return on capital employed, % | 4.9 | 6.1 | -0.8 | -0.5 |
| excl. non-recurring items, % | 1.3 | 3.2 | 2.8 | 1.0 |
| Equity ratio at end of period, % | 32.5 | 34.5 | 34.4 | 32.5 |
| Gearing at end of period, % | 129 | 117 | 124 | 129 |
| Net gearing at end of period, % | 114 | 107 | 99 | 114 |
| Shareholders' equity per share at end of period, EUR | 4.77 | 6.09 | 5.58 | 4.77 |
| Net interest-bearing liabilities at end of period, EUR million | 1,865 | 2,187 | 1,867 | 1,865 |
| Gross capital expenditure, EUR million | 89 | 178 | 259 | 38 |
| Paper deliveries, 1,000 tonnes | 1,513 | 1,599 | 2,110 | 488 |
| Board deliveries, 1,000 tonnes | 908 | 912 | 1,201 | 302 |
| Personnel at end of period | 8,838 | 12,448 | 9,508 | 8,838 |

| Securities and guarantees<br>EUR million | 2008<br>Q3 | 2007<br>Q3 | 2007 |
|---|---|---|---|
| For own liabilities | 62 | 60 | 61 |
| On behalf of associated companies | 1 | 1 | 1 |
| On behalf of Group companies | 5 | 4 | 4 |
| On behalf of others | 3 | 3 | 3 |
| **Total** | **71** | **68** | **69** |

| Open derivative contracts<br>EUR million | 2008<br>Q3 | 2007<br>Q3 | 2007 |
|---|---|---|---|
| Interest rate derivatives | 1,844 | 2,062 | 1,954 |
| Foreign exchange derivatives | 3,153 | 3,524 | 3,809 |
| Other derivatives | 207 | 182 | 133 |
| **Total** | **5,204** | **5,768** | **5,896** |

The fair value of open derivative contracts calculated at market value was EUR -14.0 million at the end of the review period (EUR 14.7 million 31 December 2007 and EUR 14.4 million 30 September 2007).

The gross amount of open contracts also includes closed contracts, totalling EUR 2,510.6 million (31 December 2007: EUR 2,713.9 million and 30 September 2007 EUR 2,020.1).

| Commitments related to fixed assets<br>EUR million | 2008<br>Q3 | 2007<br>Q3 | 2007 |
|---|---|---|---|
| Payments in less than a year | 0 | 35 | 22 |
| Payments later | 1 | 4 | 4 |

| Changes in property, plant and equipment<br>EUR million | 2008<br>Q3 | 2007<br>Q3 | 2007 |
|---|---|---|---|
| Carrying value at beginning of period | 2,820 | 3,156 | 3,156 |
| Capital expenditure | 89 | 177 | 250 |
| Decrease | -79 | -153 | -186 |
| Assets classified as held for sale | -646 | | |
| Depreciation and impairment losses | -160 | -167 | -228 |
| related to discontinued operations | -149 | -58 | -118 |
| Translation difference | -7 | -22 | -54 |
| **Carrying value at end of period** | **1,868** | **2,933** | **2,820** |

Assets classified as held for sale include the Graphic Papers business.
Depreciation and impairment losses related to discontinued operations include Graphic Papers business and in 2007 also Map Merchant business.

**Related-party transactions**

| Transactions with parent company and sister companies EUR million | 2008 Q3 | 2007 Q3 | 2007 |
|---|---|---|---|
| Sales | 25 | 26 | 34 |
| Other operating income | 2 | 137 | 138 |
| Purchases | 455 | 400 | 549 |
| Interest income | 4 | 3 | 3 |
| Interest expenses | 3 | 6 | 8 |
| Non-current receivables | 18 | 20 | 19 |
| Current receivables | 74 | 61 | 41 |
| Non-current liabilities | 0 | 1 | 1 |
| Current liabilities | 57 | 45 | 149 |

| Transactions with associated companies | 2008 Q3 | 2007 Q3 | 2007 |
|---|---|---|---|
| Sales | 0 | 0 | 0 |
| Purchases | 3 | 3 | 4 |
| Non-current receivables | 0 | 7 | 0 |
| Current receivables | 7 | 1 | 7 |
| Current liabilities | 2 | 2 | 3 |

## Accounting policies

The interim report was prepared in accordance with the IAS 34 standard Interim Financial Reporting and the accounting policies presented in M-real's Annual Report 2007.

The figures in the financial statement release are unaudited.

Taxes include taxes corresponding to the result for the period under review.

**Calculation of key ratios**

| | | |
|---|---|---|
| Return on equity (%) | = | (Result from continuing operations before tax - direct taxes) per<br>(Total equity (average)) |
| Return on capital employed (%) | = | (Result from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses) per<br>(Total assets of continuing operations - non-interest-bearing liabilities of continuing operations (average)) |
| Equity ratio (%) | = | (Total equity) per<br>(Total assets - advance payments received) |
| Gearing ratio (%) | = | (Interest-bearing liabilities) per<br>(Total equity) |
| Net gearing ratio (%) | = | (Interest-bearing liabilities - liquid funds - interest-bearing receivables) per<br>(Total equity) |
| Earnings per share | = | (Profit attributable to shareholders of parent company) per<br>(Adjusted number of shares (average)) |
| Shareholders' equity per share | = | (Equity attributable to shareholders of parent company) per<br>(Adjusted number of shares at end of review period) |

## Quarterly information

| Sales and result by segment, EUR million | 2008 Q3 | 2008 Q2 | 2008 Q1 | 2007 Q4 | 2007 Q3 | 2008 Q1-Q3 | 2007 Q1-Q3 | 2007 |
|---|---|---|---|---|---|---|---|---|
| Consumer Packaging | 241 | 244 | 235 | 225 | 231 | 719 | 709 | 934 |
| Office Papers | 154 | 165 | 181 | 171 | 167 | 500 | 552 | 723 |
| Other Papers | 235 | 231 | 240 | 241 | 247 | 706 | 731 | 972 |
| Market Pulp and Energy | 158 | 149 | 150 | 134 | 139 | 456 | 406 | 540 |
| Internal sales and other operations | 38 | 40 | 53 | 57 | 86 | 133 | 273 | 330 |
| **Sales** | **826** | **829** | **859** | **828** | **870** | **2 514** | **2 671** | **3 499** |
| | | | | | | | | |
| Consumer Packaging | 35 | 24 | 36 | 24 | 45 | 95 | 112 | 136 |
| Office Papers | 7 | 8 | 16 | 25 | 21 | 30 | 28 | 53 |
| Other Papers | 16 | 11 | 34 | -3 | 19 | 61 | 24 | 21 |
| Market Pulp and Energy | 25 | 21 | 20 | 12 | 16 | 66 | 43 | 55 |
| Other operations | -34 | 63 | -10 | 6 | -2 | 20 | 126 | 133 |
| **EBITDA** | **49** | **127** | **96** | **64** | **99** | **272** | **333** | **398** |
| % of sales | 5.9 | 15.3 | 11.2 | 7.7 | 11.4 | 10.8 | 12.5 | 11.4 |
| | | | | | | | | |
| Consumer Packaging | 17 | 5 | 18 | 0 | 27 | 40 | 56 | 56 |
| Office Papers | -5 | -4 | 3 | -173 | 7 | -6 | -14 | -187 |
| Other Papers | -1 | -6 | 17 | -19 | 6 | 9 | -25 | -44 |
| Market Pulp and Energy | 14 | 11 | 9 | 5 | 9 | 34 | 19 | 23 |
| Other operations | -32 | 65 | -10 | -1 | -6 | 23 | 103 | 102 |
| **Operating result** | **-8** | **71** | **37** | **-188** | **44** | **100** | **139** | **-49** |
| % of sales | -1.0 | 8.6 | 4.3 | -22.7 | 5.1 | 4.0 | 5.2 | -1.4 |
| | | | | | | | | |
| **Non-recurring items EUR million** | | | | | | | | |
| Consumer Packaging | 0 | 0 | -1 | -8 | 0 | -1 | -7 | -15 |
| Office Papers | 0 | 0 | 0 | -180 | 0 | 0 | -30 | -210 |
| Other Papers | 0 | -1 | 24 | -5 | 8 | 23 | -6 | -11 |
| Market Pulp and Energy | 0 | 0 | 0 | -1 | 0 | 0 | 0 | -1 |
| Other operations | -11 | 73 | 0 | -3 | -1 | 62 | 116 | 111 |
| **Non-recurring items in operating result** | **-11** | **72** | **23** | **-197** | **7** | **84** | **73** | **-124** |
| | | | | | | | | |
| Consumer Packaging | 35 | 24 | 37 | 25 | 45 | 96 | 117 | 142 |
| Office Papers | 7 | 8 | 16 | 20 | 21 | 30 | 57 | 78 |
| Other Papers | 17 | 12 | 10 | 3 | 13 | 38 | 32 | 36 |
| Market Pulp and Energy | 25 | 21 | 20 | 13 | 17 | 66 | 43 | 56 |
| Other operations | -23 | -9 | -9 | 5 | -2 | -42 | -5 | 1 |
| **EBITDA, excl. non-recurring items** | **60** | **55** | **73** | **66** | **94** | **188** | **247** | **313** |
| % of sales | 7.3 | 6.6 | 8.5 | 8.0 | 10.8 | 7.5 | 9.2 | 8.9 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Consumer Packaging | 17 | 5 | 19 | 8 | 27 | 41 | 63 | 71 |
| Office Papers | -5 | -4 | 3 | 7 | 7 | -6 | 16 | 23 |
| Other Papers | -1 | -6 | -7 | -13 | -2 | -14 | -20 | -33 |
| Market Pulp and Energy | 14 | 11 | 9 | 6 | 9 | 34 | 19 | 24 |
| Other operations | -20 | -9 | -10 | 1 | -4 | -38 | -13 | -12 |
| **Operating result, excl. non-recurring items** | **3** | **-1** | **14** | **9** | **37** | **16** | **66** | **75** |
| % of sales | 0.4 | -0.1 | 1.6 | 1.1 | 4.3 | 0.6 | 2.5 | 2.1 |

| **Return on capital employed %** | **2008 Q3** | **2008 Q2** | **2008 Q1** | **2007 Q4** | **2007 Q3** | **2008 Q1-Q3** | **2007 Q1-Q3** | **2007** |
|---|---|---|---|---|---|---|---|---|
| Consumer Packaging | 8,8 | 2,9 | 9,6 | 0,1 | 15,3 | 7,3 | 9,9 | 7,5 |
| Office Papers | -4.7 | -2.4 | 3.1 | -114.8 | 4.9 | -1.1 | -2.2 | -29.6 |
| Other Papers | -0.4 | -2.7 | 8.1 | -8.7 | 2.7 | 1.6 | -4.0 | -5.3 |
| Market Pulp and Energy | 6.0 | 4.7 | 4.8 | 2.6 | 5.2 | 5.5 | 3.3 | 3.0 |
| **Group** | **-0.5** | **8.9** | **5.7** | **-22.4** | **5.9** | **4.9** | **6.1** | **-0.8** |

| **Capital employed EUR million** | **2008 Q3** | **2008 Q2** | **2008 Q1** | **2007 Q4** | **2007 Q3** | **2008 Q1-Q3** | **2007 Q1-Q3** | **2007** |
|---|---|---|---|---|---|---|---|---|
| Consumer Packaging | 766 | 778 | 781 | 731 | 742 | 766 | 744 | 733 |
| Office Papers | 405 | 422 | 475 | 518 | 681 | 405 | 681 | 518 |
| Other Papers | 878 | 875 | 871 | 823 | 850 | 878 | 850 | 823 |
| Market Pulp and Energy | 897 | 898 | 852 | 698 | 651 | 897 | 651 | 698 |
| Unallocated and eliminations | -27 | 137 | 256 | 532 | 282 | -27 | 282 | 532 |
| **Group** | **2,919** | **3,111** | **3,236** | **3,303** | **3,206** | **2,919** | **3,206** | **3,303** |

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivables, prepayments and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments, accruals and deferred income (excluding interest and taxes).

| **Personnel Average** | **2008 Q1-Q3** | **2007 Q1-Q3** | **2007** |
|---|---|---|---|
| Consumer Packaging | 1,328 | 1,557 | 1,504 |
| Office Papers | 1,322 | 1,695 | 1,657 |
| Other Papers | 2,562 | 2,772 | 2,734 |
| Market Pulp and Energy | 594 | 581 | 571 |
| Other continuing operations | 1,134 | 1,918 | 1,801 |
| Discontinued operations | 2,264 | 4,847 | 4,408 |
| **Total** | **9,204** | **13,370** | **12,675** |

| Deliveries<br>1,000 tonnes | 2008<br>Q3 | 2008<br>Q2 | 2008<br>Q1 | 2007<br>Q4 | 2007<br>Q3 | 2007<br>Q2 | 2008<br>Q1-Q3 | 2007<br>Q1-Q3 |
|---|---|---|---|---|---|---|---|---|
| **Consumer Packaging** | **302** | **309** | **298** | **291** | **297** | **313** | **908** | **912** |
| Office Papers | 200 | 215 | 238 | 219 | 215 | 241 | 653 | 728 |
| Other Papers | 289 | 282 | 290 | 292 | 297 | 277 | 860 | 871 |
| **Paper segments, total** | **488** | **497** | **527** | **511** | **511** | **518** | **1 513** | **1 599** |
| **Market Pulp and Energy** | **291** | **279** | **281** | **247** | **261** | **227** | **851** | **750** |

| Production<br>1,000 tonnes | 2008<br>Q3 | 2008<br>Q2 | 2008<br>Q1 | 2007<br>Q4 | 2007<br>Q3 | 2007<br>Q2 | 2008<br>Q1-Q3 | 2007<br>Q1-Q3 |
|---|---|---|---|---|---|---|---|---|
| **Consumer Packaging** | **302** | **294** | **314** | **294** | **303** | **302** | **910** | **916** |
| Office Papers | 160 | 180 | 200 | 213 | 223 | 257 | 540 | 760 |
| Other Papers | 282 | 291 | 294 | 294 | 296 | 296 | 867 | 883 |
| **Paper mills, total** | **442** | **471** | **494** | **507** | **519** | **553** | **1,406** | **1,643** |
| **Metsä-Botnia pulp 1)** | **270** | **233** | **252** | **235** | **203** | **200** | **755** | **607** |
| **M-real pulp** | **377** | **391** | **415** | **369** | **417** | **360** | **1,183** | **1,167** |

1) corresponds to M-real's share of 30% in Metsä-Botnia

END